

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 10, 2009

Mr. Rafael A. Pinedo
President
4400 Westgrove Drive, Suite 104
Dallas, TX 75001

> **Re: Chancery Resources, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 22, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **Filed October 20, 2009**
> **File No. 000-53142**

Dear Mr. Pinedo:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended May 31, 2009

1.   We note in a letter filed as Exhibit 16 to your Item 4.01 Form 8-K/A, dated October 16, 2009 that your former auditor indicates the interim financial statements included in your Form 10-Q for the fiscal quarter ended May 31, 2009 were not reviewed by an independent public accountant. If this is the case, please file an amendment to this Form 10-Q without delay stating the financial statements included in this periodic report were not subject to review by an independent accountant. Subsequently, you must file another amendment to this Form 10-Q which includes interim financial statements that have been reviewed

by an independent public accountant using professional standards and procedures for conducting such reviews as required by Rule 8-03 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

2.   Tell us whether the financial statements included in your recently filed Form 10-Q for the interim period ended August 31, 2009 were reviewed by an independent public accountant in compliance with Rule 8-03 of Regulation S-X. If this is not the case, please follow the guidance we provided to you in our comment above as it relates to this periodic report.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding these comments. Please contact me at (202) 551-3489 with any other questions.

        Sincerely,

        Brad Skinner
        Senior Assistant
        Accountant Chief